Exhibit 99.6

Al Noor Hospitals Group plc

(to be renamed Mediclinic International plc)

(Incorporated in England and Wales)

Company Number 8338604

LSE Share Code: ANH

JSE Share Code: MEI

NSX Share Code: MEP

ISIN: GB00B8HX8Z88

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

15 February 2016

COMPLETION OF THE RECOMMENDED COMBINATION BETWEEN
AL NOOR HOSPITALS GROUP PLC AND MEDICLINIC INTERNATIONAL LIMITED

Further to the announcement of 29 January 2016 confirming that the scheme of arrangement under the South African Companies Act to effect the combination of Al Noor Hospitals Group plc (the “Company”) and Mediclinic International Limited (“Mediclinic SA”) (the “Mediclinic Scheme”) had become unconditional, the board of directors of the Company is pleased to announce that as of today’s date the Mediclinic Scheme has become operative.

The board of directors is also pleased to announce that the Namibian Stock Exchange (“NSX”) has approved the secondary listing of the Company on the NSX, with effect from today, 15 February 2016, under share code “MEP”.

Admission of the New Shares to be issued in connection with the Combination and the associated subscription by Remgro Limited (or one or more of its affiliates) and the Existing Shares to the premium listing segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange is expected to occur with effect from 8.00 a.m. (London time) today.

The trading of shares in Mediclinic SA on the Main Board of the JSE, and on the NSX, has terminated and the New Shares in the Company have today been issued to former Mediclinic SA shareholders in accordance with the terms of the Mediclinic Scheme. Ordinary shares in the Company have been admitted to trading under a secondary listing on the Main Board of the JSE, and on the NSX.

Commenting on completion of the Combination, Danie Meintjes, who becomes Chief Executive Officer of the Company as of today’s date said:

“We are very pleased to have completed this deal and are excited by the opportunities it presents for future growth. Mediclinic is a leading international private healthcare provider with operational expertise and a well-balanced geographic profile in Southern Africa, Switzerland and the UAE, and with exposure to the UK through a minority stake in Spire Healthcare. Our listing status will provide incremental advantages through increased liquidity and greater access to a global investor base and a likely reduction in cost of capital.”

Unless otherwise stated or the context otherwise requires, capitalised terms in this announcement have the meaning given to them in the prospectus published by the Company on 19 November 2015 (the “Prospectus”).

Completion of the Remgro Subscription

The Company is pleased to announce that, further to the Mediclinic Scheme becoming operative, the Company has today allotted:

(a)           36,057,692 New Shares to Remgro Health Limited; and

(b)           36,057,692 New Shares to Remgro Jersey GBP Limited,

in accordance with the terms and conditions of the Remgro Subscription Agreement.

As described in the Prospectus, a relationship agreement was entered into between the Company and Remgro on 14 October 2015, to be effective on Completion, and whose principal purpose is to govern the ongoing relationship between Remgro and the Company (the “Remgro Relationship Agreement”). Following Completion, the Remgro Relationship Agreement is now effective.

Impact of Completion on employee share plans

As a result of completion of the Combination, payment of the Special Dividend (the terms and conditions of which were set out in the shareholder circular published and/or despatched by the Company on 19 November 2015 (the “Circular”)) has become unconditional and accordingly outstanding awards under the Al Noor Employee Share Plans have vested as follows:

•                  Under the DAB, in full; and

•                  Under the LTIP, to the extent that performance conditions have been met (as determined by the Company’s remuneration committee).

Each award will be satisfied by a cash payment rather than an issue or transfer of shares. The payment includes an amount in respect of the Special Dividend and other dividends payable since grant of the award.

For each of the persons discharging managerial responsibilities in relation to the Company on Completion, the total number of shares vesting and the gross amount of the cash payment is as follows:

Name	Number of shares vesting	Amount of cash payment
Ronald Lavater	83,007	GBP	974,319
Sami Alom	57,292	GBP	681,607
David Hoidal	13,611	GBP	159,537
Georges Feghali	12,351	GBP	144,344

As noted in the Prospectus, the award of shares granted to Ian Tyler on his appointment as Chairman will be adjusted to reflect the effect of the Special Dividend on the value of the award.

The amount of Mr Lavater’s retention bonus (which was approved by shareholders) has been set at USD 1,500,000. This will be payable in two equal instalments three and nine months after Completion. If he resigns his employment or is terminated for cause, he will lose his entitlement to any unpaid instalments.

Total Voting Rights

In accordance with Disclosure and Transparency Rule 5.6.1R, as a result of the issues of ordinary shares described above, as at the date of this announcement the issued share capital and voting rights of the Company are as follows:

Class of shares in issue	Ordinary shares of 10p each(1)
Number of ordinary shares in issue	800,902,686
Number of ordinary shares held in Treasury	None
Total nominal value of issued ordinary shares	GBP 80,090,268.60
Total Voting Rights	800,902,686

The above total voting rights figure (800,902,686) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interests in, or a change to their interest in, the Company under the FCA’s Disclosure and Transparency Rules.

Results of the Tender Offer

Further to completion of the Combination, the Company today announces the final results of the Tender Offer, the terms and conditions of which were set out in the Circular. The Tender Offer closed at 1.00 p.m. GMT on Friday, 12 February 2016.

(1)         The Company has on completion redeemed 50,000 redeemable non-voting preference shares of £1 each and cancelled the related undertaking to pay from Astro II SPV. There are an additional 10 subscriber shares of 10 pence each in issue. None of the redeemable non-voting preference shares or the subscriber shares have carried or carry any voting rights or are admitted to trading on any stock exchange.

A total of 63,658,876 ordinary shares were successfully tendered at a price of GBP 8.32 per ordinary share (the “Tender Price”). The total consideration payable under the Tender Offer is GBP 529,641,848.32. The  successfully tendered shares represent 7.9% of  the issued share capital of the Company as at today’s date.

Subject to the Court confirming the Second Reduction of Capital, the cash payments payable to tendering shareholders in respect of successfully tendered shares are expected to be made by 26 February 2016.

The Tender Offer remains conditional on the Court confirming the Second Reduction of Capital. The final confirmation hearing to confirm the Second Reduction of Capital is expected to take place on 16 February 2016. A further announcement is expected to be made on 17 February 2016, following the Second Reduction of Capital becoming effective, confirming the Reduction of Capital and, as set out in the Circular, the resulting aggregate shareholding of Remgro Limited and certain persons with which it is presumed to be acting in concert for the purposes of the City Code on Takeovers and Mergers.

Change of name and accounting reference date

The Company will today give notice to the Registrar of Companies of the change of its name to Mediclinic International plc, as approved by special resolution of the shareholders of the Company on 15 December 2015. The change of name will take effect upon the issuance by the Registrar of Companies of a new certificate of incorporation. The Company expects to release a further announcement confirming that the change of name has become effective and the adoption of a new LSE TIDM (MDC) later today. The new name of the Company and the new TIDM (MDC) are expected to be reflected on the London Stock Exchange from the commencement of trading on 16 February 2016.

As previously disclosed in the Prospectus, following Completion, the Company will report to a 31 March year end in order to align with the accounting reference date of Mediclinic SA. A separate announcement will follow once the change of accounting reference date has been effected.

Board changes

As previously announced in the Prospectus, the following changes to the board of directors of the Company have taken effect on Completion:

•                  Danie Meintjes has become Chief Executive Officer;

•                  Craig Tingle has become Chief Financial Officer;

•                  Dr. Edwin Hertzog has become Non-Executive Chairman;

•                  Jannie Durand has become a Non-Executive Director;

•                  Alan Grieve, Prof. Dr. Robert Leu, Nandi Mandela, Trevor Petersen and Desmond Smith have become Independent Non-Executive Directors;

•                  Ian Tyler has stepped down as Chairman and has become Senior Independent Director;

•                  Seamus Keating has stepped down as  Senior Independent Director and remains an Independent Non-Executive Director; and

•                  Dr. Kassem Alom, Ronald Lavater, Sheikh Mansoor Bin Butti Al Hamed, Ahmad Nimer, William J. Ward, Mubarak Matar Al Hamiri and William S. Ward have stepped down from the board of directors.

As at today’s date, the composition of the nomination, remuneration and audit committees of the board of directors is as follows:

•                  Nomination Committee: Ian Tyler (Chair), Jannie Durand, Edwin Hertzog, Robert Leu, Trevor Petersen and Desmond Smith;

•                  Remuneration Committee: Trevor Petersen (Chair), Robert Leu and Ian Tyler (Jannie Durand will attend by invitation); and

•                  Audit and Risk Committee: Desmond Smith (Chair), Alan Grieve, Seamus Keating, Trevor Petersen and Ian Tyler.

Nandi Mandela was an executive director of Dolphin Whisper Trading 23 (Pty) Ltd, which entered liquidation in 2008 as part of a business rescue procedure. There was no opposition to the application and the final order was granted in April 2008.

Further to the information disclosed in the Prospectus and this announcement, there is no further information to be disclosed pursuant to Listing Rule 9.6.13R.

Tax implications for former Mediclinic SA shareholders

The dividend withholding tax and capital gains tax implications of the Combination for former Mediclinic SA shareholders will be published on the Company’s website in due course.

Timetable

The timetable for principal events relating to implementation of the Combination and settlement of the Tender Offer will be as follows. Shareholders are advised that the Company now expects to settle  payments  from  the  Special  Dividend  and  Tender  Offer  by  the  earlier  date  of  Friday, 26 February 2016.

Event	Date

The following dates and times (in so far as they relate to the Tender Offer and the Second Reduction of Capital) will depend on the Court confirming the Second Reduction of Capital

Court hearing to confirm Second Reduction of Capital	Tuesday, 16 February 2016

Name change and New Share Code (MDC) for trading on the London Stock Exchange expected to be reflected on the exchange	Commencement of trading on Tuesday, 16 February 2016

Name change for trading on the JSE and NSX expected to be effective on JSE and NSX systems	Commencement of trading (SA time) on Wednesday, 17 February 2016

Second Reduction of Capital expected to be made effective by registration at Companies House	By Wednesday, 17 February 2016

Certificates in respect of New Shares posted to certificated Mediclinic Scheme participants who have surrendered their documents of title and have elected on or prior to 12.00 noon (SA time) on 12 February 2016 (being the Mediclinic Scheme record date) to receive their New Shares in certificated form

On or around Friday, 19 February 2016

Cheques despatched for Existing Shares in certificated form cancelled pursuant to the Tender Offer	Friday, 26 February 2016

Payment made through CREST for Existing Shares in uncertificated form cancelled pursuant to the Tender Offer	Friday, 26 February 2016

Settlement of cash in respect of Special Dividend to eligible Al Noor Shareholders	Friday, 26 February 2016

Latest date for despatch of cheques and settlement of cash in respect of Special Dividend and Tender Offer	Wednesday, 2 March 2016

Notes:

(1)         All times given in this document are references to local times in London, UK unless otherwise stated.

(2)         Any changes to the expected timetable of principal events will be announced via a Regulatory Information Service.

A copy of this announcement will be available, subject to certain restrictions relating to persons resident in restricted jurisdictions, at www.mediclinic.com. The content of the website is not incorporated into and does not form part of this announcement.

Registered address: 1st Floor, 40 Dukes Place, London, EC3A 7NH, United Kingdom

Website: www.mediclinic.com

JSE sponsor: RAND MERCHANT BANK (A division of FirstRand Bank Limited)

NSX Sponsor: Simonis Storm Securities (Pty) Ltd

Enquiries

London

Victoria Geoghegan/Liz Morley/Nick Lambert/Aarti Iyer

Bell Pottinger

+44 (0)203 772 2468

Forward-looking statements

This announcement may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and the Company’s plans and objectives, to differ materially from those expressed or implied in the forward-looking statements.